Exhibit 99.2

B.O.S. Appoints Michael Osborne to Board of Directors; U.S.-Based Executive Brings

Considerable Operational and Public Company Experience

RISHON LEZION, Israel, October 31, 2019 -- B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC), a global provider of intelligent systems and services for production and logistics, today announced that its shareholders have approved the appointment of Michael Osborne to its Board of Directors.

Mr. Osborne brings over 25 years of manufacturing experience across diverse industries. A resident of Chicago, Illinois, Osborne is currently a partner at Mirus Capital Advisors, where he primarily advises manufacturing businesses.

Earlier in his career, Osborne served as Senior Vice President, Corporate Development for Sparton Corporation, a publicly-held electronics contract manufacturer. At Sparton, his team led the successful execution of 14 buy-side transactions, and returned the company to profitability and growth in revenue. Mr. Osborne currently serves on the Board of Directors for IEC Electronics, a publicly-traded provider of electronic manufacturing services to advanced technology. He also held progressive executive and senior management roles with Ford Motor Company, and General Motors Corporation of Canada. Osborne holds a Bachelor of Science degree in Manufacturing Systems Engineering from Kettering University and a Masters of Jurisprudence degree in Business Law from Loyola University, Chicago School of Law.

Eyal Cohen, BOS Co-CEO and CFO stated, “We are pleased to announce Michael’s addition to the board. He is our first U.S.-based board member, and we believe that his broad experience across a variety of segments, particularly in the U.S. market, will prove extremely valuable.”

The Company also announced that Yosi Lahad, Chairman of the Board, was not re-elected to BOS’ Board of Directors. The Company expects to appoint a new Chairman at its next board meeting.

Mr. Cohen added, “We would like to thank Yosi for his service with BOS since 2015. Yosi has provided valuable leadership to our board as we planned and executed our strategic plan. We wish him well in his future endeavors.”

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Imdecol Ltd., inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS' periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

About BOS

B.O.S is a global provider of intelligent systems and services for production and logistics. BOS’ Robotics and RFID Division offers intelligent robotics and RFID systems for industrial and logistics processes as well as for retail store management. BOS' Supply Chain Division provides electronic components, mainly for the aerospace, defense and other industries worldwide. Its services include the consolidation of components from a vast number of suppliers, long term scheduling and kitting. For more information, please visit: www.boscorporate.com or contact:

For more information:

Investor Relations Contact: John Nesbett/Jennifer Belodeau IMS Investor Relations (203) 972-9200 jnesbett@institutionalms.com	Company Contact: Eyal Cohen, CO-CEO & CFO B.O.S Better Online Solutions Ltd. +972-542525925 eyalc@boscom.com